SECURITIES AND EXCHANGE COMMISSION

02019120

3-7-02

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SEC FILE NUMBER
8-09879

FEB 27 2002

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 5/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allen & Company of Florida, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1401 South Florida Avenue
(No. and Street)

Lakeland	Florida	33802
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roy J. McCraw Jr. (863) 688-9000
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Carter, Belcourt & Atkinson, P.A.
(Name — if individual, state last, first, middle name)

331 South Florida Avenue	Lakeland	Florida	33801
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Handout 6

SEC 1410 (3-89)

OATH OR AFFIRMATION

I, Roy J. McCraw, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allen & Company of Florida, Inc., as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

SANDRA J. STORY
MY COMMISSION # DD 060927
EXPIRES: March 30, 2003
1-800-3-NOTARY FL Notary Service & Bonding, Inc.

This report** contains (check all applicable boxes):

- (a) Facing page.
- (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements
and Supplementary Information

ALLEN & COMPANY OF FLORIDA, INC.

Eight Months Ended December 31, 2001

TABLE OF CONTENTS

Carter, Belcourt & Atkinson, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
a member of
POLARIS INTERNATIONAL

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Allen & Company of Florida, Inc.

We have audited the accompanying statement of financial condition of Allen & Company of Florida, Inc. as of December 31, 2001, and the related statements of income, stockholder's equity and cash flows for the eight months then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allen & Company of Florida, Inc. at December 31, 2001, and the results of its operations and its cash flows for the eight months then ended in conformity with accounting principles generally accepted in the United States of America.

Carter, Belcourt + Atkinson, P.A.

Lakeland, Florida
February 11, 2002

331 South Florida Avenue, Ste. 400
Lakeland, Florida 33801-4626
(863) 687-4010
FAX (863) 683-9667
(800) 749-6264

391 East Central Avenue
Winter Haven, Florida 33880-3047
(863) 294-4209
FAX (863) 293-3506

100 North Tampa Street, Suite 2010
Tampa, Florida 33602-5145
(813) 223-1316
FAX (813) 223-1574
(800) 933-3456

109 North Brush Street, Suite 300
Tampa, Florida 33602-4159
(813) 223-9260
FAX (813) 229-5952

ALLEN & COMPANY OF FLORIDA, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash (Note 3)	$	396,759
Receivables:		
Clearing organization		452,383
Refundable income taxes		190,814
Officers and employees, net of allowance for uncollectible accounts of $4,514		71,374
Other		3,922
Securities owned (Note 4):		
Marketable, at market value		202,052
Property and equipment, less accumulated depreciation (Note 5)		643,628
Cash surrender value of life insurance, net of policy loans of $161,303 (Note 7)		358,703
Prepaid expenses and other assets		34,726
	$	2,354,361

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	278,112
Commissions payable		119,103
Deferred compensation (Note 7)		149,415
Payable to related parties		61,053
TOTAL LIABILITIES		607,683
COMMITMENTS AND CONTINGENCIES (Notes 8 and 10)		
STOCKHOLDER'S EQUITY:		
Class A common stock, $.10 par, shares authorized, 1,500,000; issued and outstanding, 662,714		66,271
Class B common stock, $.10 par, shares authorized, 500,000; issued and outstanding, 171,792		17,179
Additional paid-in capital		642,664
Retained earnings		1,020,564
TOTAL STOCKHOLDER'S EQUITY		1,746,678
	$	2,354,361

See accompanying notes to financial statements.

ALLEN & COMPANY OF FLORIDA, INC.

STATEMENT OF INCOME

EIGHT MONTHS ENDED DECEMBER 31, 2001

REVENUES:	
Commissions	$ 3,505,599
Interest and dividends	44,835
Realized and unrealized losses on securities, net	(23,410)
Other	52,693
Total revenues	3,579,717
EXPENSES:	
Employee compensation and benefits (Notes 7 and 9)	2,480,774
Clearance and exchange fees	350,831
Communications and data processing	43,467
Interest	453
Occupancy (Note 10)	137,508
Other	589,243
Total expenses	3,602,276
LOSS BEFORE INCOME TAX BENEFIT	(22,559)
INCOME TAX BENEFIT (Note 6)	40,968
NET INCOME	$ 18,409

See accompanying notes to financial statements.

ALLEN & COMPANY OF FLORIDA, INC.

STATEMENT OF STOCKHOLDER'S EQUITY

EIGHT MONTHS ENDED DECEMBER 31, 2001

	Common stock		Additional paid-in	Retained	
	Class A	Class B	capital	earnings	Total
BALANCE, April 30, 2001	$ 66,271	$ 17,179	$ 642,664	$ 4,169,102	$ 4,895,216
Distributions to stockholder (Note 2)	-	-	-	(3,166,947)	(3,166,947)
Net income	-	-	-	18,409	18,409
BALANCE, December 31, 2001	$ 66,271	$ 17,179	$ 642,664	$ 1,020,564	$ 1,746,678

See accompanying notes to financial statements.

ALLEN & COMPANY OF FLORIDA, INC.

STATEMENT OF CASH FLOWS

EIGHT MONTHS ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	18,409
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		77,896
Deferred income taxes		(110,927)
Decrease (increase) in:		
Receivables		(40,667)
Securities owned, net		238,563
Cash surrender value of life insurance		(39,281)
Prepaid expenses and other assets		(15,765)
Increase (decrease) in:		
Accounts payable and accrued expenses		(100,830)
Commissions payable		(100,639)
Deferred compensation		11,235
Payable to related parties		61,053
Other liabilities		(79,890)
Net cash used in operating activities		(80,843)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of equipment		(18,474)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distribution to stockholder		(87,764)
NET DECREASE IN CASH		(187,081)
CASH, beginning of year		583,840
CASH, end of year	$	396,759

ALLEN & COMPANY OF FLORIDA, INC.

STATEMENT OF CASH FLOWS
(Continued)
EIGHT MONTHS ENDED DECEMBER 31, 2001

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Interest paid in cash	$	453
SCHEDULE OF NONCASH FINANCING AND INVESTING ACTIVITIES:		
Distributions made to the stockholder pursuant to the Reorganization described in Note 2 include the following noncash elements:		
Marketable securities, at fair value	$	2,769,753
Ownership interest in related companies:		
Allen & Company Mortgage Corporation, at carrying value of net assets, excluding cash distributed		(344)
Florida Avenue Building Partnership, at carrying value		309,774
	$	3,079,183

See accompanying notes to financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS ACTIVITY - Allen & Company of Florida, Inc. (the Company) is a fully disclosed broker-dealer, acting for Correspondent Services Corporation, registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). Effective May 1, 2001, the Company became a wholly-owned subsidiary of Allen & Company Financial Corp. Also effective May 1, 2001, Allen & Company Mortgage Corporation, previously a wholly-owned subsidiary included in the Company's consolidated financial statements, was spun-off in a corporate reorganization (Note 2).

MANGEMENT ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

SECURITIES TRANSACTIONS - Securities transactions and related commission revenues and expenses are recognized on the settlement date. The effect on the financial statements of recognition on the settlement date rather than the trade date is not significant.

PROPERTY AND EQUIPMENT - Property and equipment are stated at cost. Depreciation is computed using either the straight-line or accelerated methods over the estimated useful lives of the assets.

ADVERTISING - Advertising costs are expensed as incurred. Total advertising expense was $74,436 for the eight months ended December 31, 2001.

INCOME TAXES - Accounting policies with respect to income taxes are described in Note 6.

NOTE 2 - REORGANIZATION

The Company adopted a plan of reorganization effective May 1, 2001. Pursuant to the reorganization plan, the Company's stockholders exchanged their stock in the Company for shares of a newly formed corporation, Allen & Company Financial Corporation (Financial Corp.). As a result, the Company became a wholly-owned subsidiary of Financial Corp. The Company then distributed to Financial Corp. a substantial portion of its securities owned, a money market account and its ownership interest in its former subsidiaries, Allen & Company Mortgage Corporation and Florida Avenue Building Partnership.

The business activities of the Company have not changed as a result of the reorganization.

NOTE 3 - CONCENTRATION OF CREDIT RISK

The Company maintains cash deposits in excess of the $100,000 limit insured by the Federal Deposit Insurance Corporation (FDIC). The Company also maintains cash deposits at Correspondent Services Corporation, which are not insured by FDIC. Statement of Financial Accounting Standards No. 105 identifies these items as a concentration of credit risk requiring disclosure, regardless of the degree of risk. Management believes the risk is managed by maintaining all deposits in high quality financial institutions.

NOTE 4 - SECURITIES OWNED

Marketable securities owned consist of trading and investment securities at market values, as follows:

Mutual funds	$ 201,302
Corporate stocks	750
	$ 202,052

NOTE 5 - PROPERTY AND EQUIPMENT

Major classes of property and equipment consist of:

Furniture and equipment	$ 578,565
Leasehold improvements	491,335
Computer equipment	155,244
	1,225,144
Less accumulated depreciation	581,516
Net property and equipment	$ 643,628

NOTE 6 - ELECTION UNDER SUBCHAPTER S

Pursuant the reorganization plan (Note 2), effective May 1, 2001, the Company's income is included in the tax return of Financial Corp. Financial Corp. has elected to be taxed as an S corporation, therefore, there is no tax liability to the Company.

As a result of the change in tax status, the previously recorded deferred tax assets and liabilities were eliminated. That elimination results in the current year income tax benefit on the statement of income.

NOTE 7 - DEFERRED COMPENSATION

The Company has a non-qualified deferred compensation agreement with an employee that provides for specified future payments beginning in 2009. The Company has recognized a liability of $83,352 at December 31, 2001, representing the present value of the amount of future payments earned to date under the agreement discounted at 6 percent.

The Company also has agreements with certain employees for the payment of benefits upon death or retirement. The Company can modify or terminate the agreements at any time. The agreements are funded by life insurance policies on these employees and the Company's liability is only for the cash surrender value of the policies. At December 31, 2001, the liability under the agreements and the cash value of the related life insurance policies was $66,063.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

The Company self-insures a portion of its employee medical insurance plan. Expenses for claims are recognized as they are submitted and paid. Any claims exceeding approximately $15,000 per covered employee are covered by insurance.

NOTE 9 - EMPLOYEE BENEFITS

The Company sponsors a 401(k) savings plan covering all eligible employees. Employees may contribute up to 21 percent of their eligible compensation to the plan, subject to the limits of Section 401(k) of the Internal Revenue Code. The Company's matching contributions to the plan are equal to the lesser of 2.5 percent of the employee's salary or one-half of the employee's deferral up to a maximum of $4,000 per year. The Company's contribution to the plan was $38,025 for the eight months ended December 31, 2001.

NOTE 10 - LEASES

The Company leases its Winter Haven, Florida office, a vehicle, and various other office equipment under noncancellable operating leases.

Future minimum rental payments required under operating leases that have initial or remaining noncancellable terms in excess of one year are as follows:

Year ending December 31,	
2002	$ 69,306
2003	68,228
2004	68,580
2005	63,016
2006	2,638
	$ 271,768

Total rent expense recognized in the accompanying statement of income for the eight months ended December 31, 2001 was $116,246.

NOTE 11 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $787,906. The required minimum net capital was $250,000. The Company's net capital ratio was .77 to 1 at December 31, 2001.

NOTE 12 - RELATED PARTY TRANSACTIONS

The Company leases office space under a month-to-month agreement with a company under common ownership. Rent expense included in the accompanying statement of loss was $77,930.

At December 31, 2001, the Company had payables due to its parent company of $61,026 and payables due to a company under common ownership of $27.

SUPPLEMENTARY INFORMATION

Carter, Belcourt & Atkinson, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
a member of
POLARIS INTERNATIONAL

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Stockholder of
Allen & Company of Florida, Inc.

We have audited the accompanying financial statements of Allen & Company of Florida, Inc. as of and for the eight months ended December 31, 2001, and have issued our report thereon dated February 11, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Carter, Belcourt & Atkinson, P.A.

Lakeland, Florida
February 11, 2002

331 South Florida Avenue, Ste. 400
Lakeland, Florida 33801-4626
(863) 687-4010
FAX (863) 683-9667
(800) 749-6264

391 East Central Avenue
Winter Haven, Florida 33880-3047
(863) 294-4209
FAX (863) 293-3506

100 North Tampa Street, Suite 2010
Tampa, Florida 33602-5145
(813) 223-1316
FAX (813) 223-1574
(800) 933-3456

109 North Brush Street, Suite 300
Tampa, Florida 33602-4159
(813) 223-9260
FAX (813) 229-5952

ALLEN & COMPANY OF FLORIDA, INC.

DECEMBER 31, 2001

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

Total ownership equity qualified for net capital	$ 1,746,678
Deduct:	
Non-allowable assets	(944,464)
Net capital before haircuts on securities positions	802,214
Deduct:	
Investment securities haircuts:	
Debt securities	(14,000)
Other securities	(308)
	(14,308)
Net capital	$ 787,906
Aggregate indebtedness	$ 606,902
Ratio of aggregate indebtedness to net capital	77%

The following is the difference between audited computations of net capital pursuant to Rule 15c3-1 and the unaudited computations submitted by Allen & Company of Florida, Inc.

Net capital per unaudited focus	$ 765,449
Various audit adjustments	103,875
Changes in non-allowable assets resulting from audit adjustments	(81,418)
Net capital per audited focus	$ 787,906

ALLEN & COMPANY OF FLORIDA, INC.

DECEMBER 31, 2001

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS PURSUANT TO RULE 15c3-3

Allen & Company of Florida, Inc. is not required to maintain a reserve bank account under paragraph (k)(2)(B) of Rule 15c3-3.

ALLEN & COMPANY OF FLORIDA, INC.

DECEMBER 31, 2001

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Allen & Company of Florida, Inc. is not required to comply with the possession or control requirements under Rule 15c3-3.

SUPPLEMENTAL AUDIT REPORT

Carter, Belcourt & Atkinson, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
a member of
POLARIS™ INTERNATIONAL

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

To the Stockholder of
Allen & Company of Florida, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Allen & Company of Florida, Inc. (the Company), for the eight months ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

331 South Florida Avenue, Ste. 400
Lakeland, Florida 33801-4626
(863) 687-4010
FAX (863) 683-9667
(800) 749-6264

391 East Central Avenue
Winter Haven, Florida 33880-3047
(863) 294-4209
FAX (863) 293-3506

100 North Tampa Street, Suite 2010
Tampa, Florida 33602-5145
(813) 223-1316
FAX (813) 223-1574
(800) 933-3456

109 North Brush Street, Suite 300
Tampa, Florida 33602-4159
(813) 223-9260
FAX (813) 229-5952

To the Stockholder of
Allen & Company of Florida, Inc.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Carter, Belcourt + Atkinson, P.A.

Lakeland, Florida
February 11, 2002